U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 5
ANUUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

Stephen N. Ashman
2540 Massachusetts Avenue
Apt. 207
Washington, DC  20008

2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)



4.  Statement for Month/Year

July 1999

5. If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer

X   Director
    Officer - Title -
    10% Owner
    Other

**********************

1.  Title of Security

Williams Industries, Inc. Common Stock

2.  Transaction Date (Month/Year)

12/98

3.  Transaction Code

    Code - P

4.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

     2000     (A)           $2.75

5.  Amount of Securities Beneficially Owned at End of Month

7,000

6.  Ownership Form: Direct (D) or Indirect (I)

(D)

7.  Nature of Indirect Beneficial Ownership

Table II
Derivative Securities Acquired, Disposed of, or Benefically Owned

1.  Title of Derivative Security

Option to buy


2.  Conversion of Exercise Price of Derivative Security

$2.75 Share


3.  Transaction Date (Month/Year)

  1/22/99

4.  Transaction Code

    Code  A

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)
  Granted option to purchase 5,000 shares of Common Stock - A

6.  Date Exercisable and Expiration Date (Month/Date/Year)

  1/22/99 and 1/21/04

7.  Title and Amount of Underlying Securities

  Title - Common
  Amount or Number of Shares - 5,000 Shares

8.  Price of Derivative Security

0

9.  Number of Derivative Securities Beneficially Owned at
    End of Year

Option as set forth above

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

  D


11. Nature of Indirect Beneficial Ownership

N/A

Signature

/s/ Stephen N. Ashman
    Stephen N. Ashman